UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)1

ModusLink Global Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

60786L107
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON HANDY & HARMAN LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,941,170
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,941,170
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,941,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 60,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -*
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -*
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

*Excludes 7,500,000 Shares and warrants to purchase 2,000,000 Shares that the Reporting Person has agreed to acquire subject to the terms and conditions of the Investment Agreement described herein.

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 60,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON GLEN M. KASSAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON RICHARD K. MCCLELLAND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (“Amendment No. 13”).  This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 11, 2013, the Issuer and Steel Holdings entered into an Investment Agreement (the “Investment Agreement”) and the Issuer and HNH entered into a Settlement Agreement (the “Settlement Agreement”).

Subject to the terms and conditions of the Investment Agreement, Steel Holdings agreed to purchase 7,500,000 newly issued Shares, at a per-Share purchase price of $4.00, together with warrants to purchase 2,000,000 Shares at an exercise price of $5.00 per share (the “Warrants”), for an aggregate purchase price of $30,000,000 (the “Investment”).  The closing of the transactions contemplated by the Investment Agreement is subject to specified conditions, including the approval by stockholders of the Issuer of the Investment pursuant to Nasdaq Marketplace Rule 5635(b) and the election of HNH’s two representatives to the Board at the 2012 Annual Meeting.  The Investment Agreement also contemplates that the parties will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) upon the closing of the Investment.

Pursuant to the Settlement Agreement, the Issuer agreed, at the 2012 Annual Meeting, to (A) nominate HNH representatives Warren G. Lichtenstein and Glen M. Kassan (the “HNH Nominees”) for election as Class I Directors and recommend a vote for the HNH Nominees (and include such recommendation in the Issuer’s proxy statement) and support and solicit proxies from the stockholders of the Issuer for the election of the HNH Nominees at the 2012 Annual Meeting, and (B) submit to the stockholders of the Issuer, recommend for their approval (and include such recommendation in the Issuer’s proxy statement) and support and solicit proxies for (i) an amendment to the Issuer’s Restated Certificate of Incorporation providing for the declassification of the Board and the annual election of all directors (the “Declassification Proposal”), with the first of such annual elections to take place at the next annual meeting following the 2012 Annual Meeting, and (ii) the issuance of the Shares, the Warrants and the Shares underlying the Warrants to Steel Holdings pursuant to the Investment Agreement in accordance with Nasdaq Marketplace Rule 5635(b).

The Issuer agreed to fix the size of the Board at seven (7) members immediately following the 2012 Annual Meeting and, for a period terminating ten (10) days preceding the opening of the advance notice period for nominations of directors for the annual meeting of stockholders of the Issuer for the fiscal year ending July 31, 2013 (the “Settlement Agreement Period”), the Issuer and the Reporting Persons agreed to take all necessary actions to ensure that the size of the Board consists of no more than seven (7) directors.

The Issuer further agreed that, provided that Mr. Lichtenstein is elected to the Board at the 2012 Annual Meeting, immediately following the issuance of the Shares and the Warrants upon consummation of the Investment Agreement as contemplated therein, the Board will appoint Mr. Lichtenstein as Chairman of the Board.  Subject to and effective immediately following the issuance of the Shares and the Warrants upon consummation of the Investment Agreement as contemplated therein, (A) Edward E. Lucente and Joseph M. O’Donnell have agreed to resign from the Board and (B) the Board has appointed Francis J. Jules and Michael J. Mardy to fill such vacancies as Class II Directors.  The Issuer agreed that the remaining five (5) directors will be Virginia G. Breen, and, subject to their appointment as provided in the immediately preceding sentence, Francis J. Jules and Michael J. Mardy as Class II Directors and Jeffrey J. Fenton and Jeffrey S. Wald as Class III Directors (such directors, together with any persons (other than the HNH Nominees) the Nominating Committee may instead recommend for election at any special or annual meeting of the stockholders or to fill any vacancy with respect thereto, the “Continuing Directors”).  The Issuer has obtained the agreement of each director who will be on the Board at the conclusion of the 2012 Annual Meeting to stand for re-election at the Issuer’s annual meeting of stockholders for the fiscal year ending July 31, 2013 if the Declassification Proposal is approved at the 2012 Annual Meeting.

CUSIP NO. 60786L107

During the Settlement Agreement Period, the Issuer agreed that in the event of a vacancy created by (1) the removal of either of the HNH Nominees (other than as a result of his resignation to the extent required by the Settlement Agreement), (2) the inability of either of the HNH Nominees to serve or (3) the resignation of either of the HNH Nominees, the Nominating Committee of the Board will recommend and the Board will appoint a replacement nominee designated by the Reporting Persons.  However, if at any time during the Settlement Agreement Period the Reporting Persons and their affiliates transfer (other than to an affiliate) (A) more than 4,900,000 Shares in the aggregate of the Shares owned by the Reporting Persons and their affiliates immediately after the conclusion of the 2012 Annual Meeting (including any Shares to be acquired pursuant to the Investment Agreement), the right to appoint a replacement will only apply to the director seat to be held by Mr. Lichtenstein, and (B) more than 9,100,000 Shares in the aggregate of the Shares owned by the Reporting Persons and their affiliates immediately after the conclusion of the 2012 Annual Meeting (including any Shares to be acquired pursuant to the Investment Agreement), the right to appoint a replacement will expire and be of no further force and effect.

The Reporting Persons agreed to irrevocably withdraw their nomination letter, dated September 28, 2012, although the nomination letter may be reinstated in connection with specified termination events under the Investment Agreement.  The Reporting Persons further agreed that, until the earlier of (i) expiration or termination of the Settlement Agreement Period or (ii) fifteen (15) days after written notice of a material breach of any of the covenants, obligations or agreements by the Issuer under the Settlement Agreement, the Investment Agreement, the Registration Rights Agreement or the Warrants  is provided to the Issuer by the Reporting Persons (unless such breach is cured within such fifteen (15) day period) (such date the “Standstill Termination Date”), the Reporting Persons will not, and will cause their affiliates not to (A) make, or be a participant in, any “solicitation” of proxies to vote or consent, or seek to advise or influence any person with respect to the voting of, any securities of the Issuer, submit, directly or indirectly, any nomination of directors pursuant to Rule 14a-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or be or become a “participant” in any “election contest” with respect to the Issuer (all within the meaning of Section 14 of the Exchange Act), (B) submit any stockholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration or (C) call any special meeting of the stockholders of the Issuer for any purpose, in each case other than for the purpose of effecting the election of the HNH Nominees or any Continuing Director, or the other matters to be presented at the 2012 Annual Meeting.

The Reporting Persons further agreed to vote or cause to be voted all of their Shares at the 2012 Annual Meeting in favor of (i) the election of the HNH Nominees and (iii) the other matters to be presented at the 2012 Annual Meeting.  At any subsequent annual or special meeting of stockholders of the Issuer prior to the end of the Settlement Agreement Period, the Reporting Persons also agreed to vote or cause to be voted all of their Shares in favor of the election to the Board of those director nominees nominated for election by the Nominating Committee or the Board in accordance with the Settlement Agreement and against the removal of any directors whose removal is not recommended by the Board.

CUSIP NO. 60786L107

In addition, during the period commencing on the date of the Settlement Agreement and ending on the second anniversary thereof (the “Share Acquisition Period”), without the prior consent of a majority of the Continuing Directors, neither the Reporting Persons nor any of their affiliates will acquire, or propose to acquire, “beneficial ownership” (as defined in Section 13(d) of the Exchange Act) of any equity securities, or rights or options to acquire any such securities (through purchase, exchange, conversion or otherwise), of the Issuer, including derivative securities representing the right to vote or economic benefits of any such securities; however, the Reporting Persons and their affiliates may acquire an additional 1,405,374 Shares  (the “Additional Shares”). During the Share Acquisition Period the Reporting Persons and their affiliates’ ownership in the outstanding Shares may not exceed thirty percent (30%) of the then outstanding Shares when combined with other equity interests of the Issuer beneficially owned by the Reporting Persons or any of their respective affiliates as of the date of the Settlement Agreement (after giving effect to the transactions contemplated by the Investment Agreement (excluding the issuance or exercise of the Warrants)) (which, for purposes of such calculation, includes Shares issuable upon conversion of then-outstanding preferred stock) (the “30% Cap”).  Notwithstanding the foregoing restrictions (including, without limitation, the 30% Cap), the Reporting Persons and their affiliates (including HNH) may acquire (i) the Additional Shares, (ii) the Shares underlying the Warrants set forth and in accordance with the terms of the Warrants and (iii) securities as a result of, or offered pursuant to, any share division or split, share consolidation, stock/share dividend or equivalent under Delaware law, combination, recapitalization, rights offering or similar events.

Effective as of the consummation of the issuance of the Shares and the Warrants contemplated by the Investment Agreement, the Board (i) granted the Reporting Persons and their affiliates a waiver under Section 203 of the Delaware General Corporation Law, (ii) granted the Reporting Persons and their affiliates a waiver and exemption under and in accordance with that certain Tax Benefit Preservation Plan, dated as of October 17, 2011, between the Issuer and American Stock Transfer & Trust Company, LLC, as Rights Agent, as amended by Amendment No. 1 to Tax Benefit Preservation Plan, dated as of March 21, 2012, by and between the Issuer and American Stock Transfer & Trust Company, LLC, as Rights Agent, and (iii) otherwise modified that certain Rights Agreement, dated as of March 21, 2012, between the Issuer and American Stock Transfer & Trust Company, LLC, as Rights Agent (which waivers, exemptions and modifications will terminate and revert back, as applicable, automatically in the event the Settlement Agreement or the Investment Agreement are terminated prior to the consummation of the issuance of such Shares and Warrants), to permit (x) the entering into of the Settlement Agreement and the Investment Agreement, and (y) subject to the consummation of the issuance of Shares and the Warrants contemplated by the Investment Agreement, the acquisition of the securities permitted to be acquired as described in the immediately preceding paragraph.  The foregoing waivers, exemptions and modifications do not expire upon expiration of the Share Acquisition Period.  However, in no event will the Reporting Persons and their affiliates be permitted to acquire Shares or other securities or instruments that would result in an “ownership change” of the Issuer for purposes of Section 382 of the Internal Revenue Code of 1986, as amended.

The Settlement Agreement further provides for each of the HNH Nominees to provide to the Issuer an irrevocable letter of resignation, which will be effective upon the earliest of (a) the date upon which a court of competent jurisdiction determines that Steel Holdings materially breached its obligations to consummate the Investment Agreement in accordance with its terms and (b) (i) in the case of Mr. Kassan, the date upon which the Reporting Persons and their affiliates have transferred (other than to an affiliate) in excess of 4,900,000 Shares in the aggregate of the Shares owned by the Reporting Persons and their affiliates immediately after the conclusion of the 2012 Annual Meeting (including any Shares to be acquired pursuant to the Investment Agreement), and (ii) in the case of Mr. Lichtenstein, the date upon which the Reporting Persons and their affiliates have transferred (other than to an affiliate) 9,100,000 Shares in the aggregate of the Shares owned by the Reporting Persons and their affiliates immediately after the conclusion of the 2012 Annual Meeting (including any Shares to be acquired pursuant to the Investment Agreement).

CUSIP NO. 60786L107

Except as otherwise set forth in Settlement Agreement, the Settlement Agreement will terminate immediately upon the earliest to occur of (a) the written agreement of the parties, (b) such time as the Reporting Persons and their affiliates have transferred (other than to an affiliate) in excess of 9,100,000 Shares in the aggregate (including any Shares acquired pursuant to the Investment Agreement), (c) the end of the Settlement Agreement Period (d) upon notice in the case of certain termination events under the Investment Agreement, and (e) upon notice by either the Issuer or HNH if the HNH Nominees are not elected as directors at the 2012 Annual Meeting and the transactions contemplated by the Investment Agreement are not consummated.

The Issuer issued a press release mutually agreed to by Steel Holdings and HNH to announce they have entered into the Investment Agreement and the Settlement Agreement.

The foregoing description of the Investment Agreement, the Settlement Agreement, the Registration Rights Agreement and the Warrants is qualified in its entirety by reference to the Investment Agreement (including the forms of Registration Rights Agreement and Warrant attached as exhibits thereto) and the Settlement Agreement, which are attached as Exhibits 99.1 and 99.2, respectively, hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 11, 2013, Steel Holdings and the Issuer entered into the Investment Agreement and HNH and the Issuer entered into the Settlement Agreement, as defined and described in Item 4 above and attached as Exhibits 99.1 and 99.2, respectively, hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Investment Agreement by and between ModusLink Global Solutions, Inc. and Steel Partners Holdings L.P., dated as of February 11, 2013.

99.2	Settlement Agreement by and between ModusLink Global Solutions, Inc. and Handy & Harman Ltd., dated as of February 11, 2013.

CUSIP NO. 60786L107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	HANDY & HARMAN LTD.

	By:	/s/ James F. McCabe, Jr.
James F. McCabe, Jr. Senior Vice President and Chief Financial Officer

STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
Jack L. Howard President

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Jack L. Howard
Jack L. Howard President

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Jack L. Howard
Jack L. Howard President

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Jack L. Howard
Jack L. Howard President

CUSIP NO. 60786L107

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Jack L. Howard
Jack L. Howard President

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein and Richard K. McClelland

/s/ Glen M. Kassan
GLEN M. KASSAN